SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934


                                  July 4, 2002
                  --------------------------------------------



                                    EIMO OYJ

                          (Eimo Public Limited Company)
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)




                              Norokatu 5 Fin-15101
                                 Lahti, Finland

--------------------------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No     X

                                    Exhibits
                                    --------


99.1       Press Release, released publicly on July 4, 2002
           (Intention to Terminate NASDAQ Listing)



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       EIMO OYJ



                                       By: /s/ Heikki Marttinen
                                           --------------------
                                           Name: Heikki Marttinen
                                           Title: President and CEO


Dated:  July 4, 2002

EIMO CORPORATION STOCK EXCHANGE ANNOUNCEMENT

INTENTION TO TERMINATE NASDAQ LISTING

Eimo Corporation on July 4, 2002, announced its intention to terminate the listing on the U.S. National Market System ("Nasdaq") of its American Depository Shares ("ADSs"), effective August 30, 2002. The ADSs were issued in the form of American Depositary Receipts ("ADRs") to former shareholders of Triple S Plastics, Inc. ("TSSS") in connection with the acquisition of that company by Eimo, which closed on August 15, 2001. Pursuant to the terms of the merger agreement by which TSSS became a wholly-owned subsidiary of Eimo, Eimo agreed to list the ADSs issued in the merger on the Nasdaq and to use its best efforts to keep the ADSs listed on the Nasdaq for not less than three months after closing, i.e., until November 15, 2001. While the Company has continued the Nasdaq listing of the ADSs subsequent to November 15, 2001, it has been under no obligation to do so. Eimo believes that the low trading volume of ADSs on the Nasdaq reflects that no significant institutional ownership in the U.S. of the ADSs has resulted from the Nasdaq listing and further believes that it is likely that any institutional investors prefer to hold Eimo shares directly and to trade such shares on the more liquid Helsinki Exchanges. Therefore, the Eimo Board sees no significant benefit to continuing the Nasdaq listing. The Company's registration of the shares underlying the ADSs under the Securities Exchange Act of 1934, as amended and its corresponding U.S. reporting obligations continue as required by applicable rules and regulations.

Eimo also announced that the ratio of Eimo shares represented by each American Depositary Share shall be increased from the present ratio of 10 Eimo shares for each ADS to 1000 Eimo shares for each ADS effective September 10, 2002 (the "Effective Date"), for holders of record as of such date. Citibank, N.A., as depositary for the ADSs (the "Depositary"), will establish procedures for all holders of Eimo ADRs at the opening of business in New York on the Effective Date to exchange their currently held ADR certificates (each representing 10 Eimo shares) for new ADR certificates representing 1000 Eimo shares. The Depositary will not issue fractional ADSs or fractional ADRs. Each ADR holder that otherwise would receive a fractional Eimo ADS will instead receive a cash payment equal to the allocable portion of the proceeds realized from the sale of the Eimo shares underlying all fractional ADS interests on the Helsinki Exchanges. Eimo estimates, based on information currently available to it, that from 100,000 to 300,000 Eimo shares underlying fractional ADS interests will be sold. Such sales will be arranged by the Depositary during September on the Helsinki Exchanges.

Eimo Corporation
Heikki Marttinen
President and CEO

For further information contact:         Holders of Eimo ADR's may contact:

Ms. Sari Kolu                                      Ms. Jane Runowski
Corporate Counsel                        Eimo Americas
Eimo Corporation                         (616) 327-2218
Telephone:  011-358-3-85-050

This press release may include statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on June 27, 2002.